August 30, 2019

Arman Tabatabaei
Chief Executive Officer
MCTC Holdings, Inc.
520 S. Grand Avenue, Suite 320
Los Angeles, CA 90071

       Re: MCTC Holdings, Inc.
           Registration Statement on Form S-1
           Filed August 26, 2019
           File No. 333-233462

Dear Mr. Tabatabaei:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We note your disclosure on the prospectus cover page that "[t]he Selling Security Holder may from time to time sell, transfer or otherwise dispose of any or all of the securities in a number of different ways and at varying prices." Please revise to clarify here and throughout that the selling security holders will sell the shares of common stock at the fixed price of $0.032 per share until such time, if ever, that the common stock is quoted on the OTC Bulletin Board, the OTCQX, the OCTQB or listed on a securities exchange.
Directors and Executive Officers
Biographies, page 55

2. Please revise this section to provide the disclosure required by Item 401(f) of Regulation
 Arman Tabatabaei
MCTC Holdings, Inc.
August 30, 2019
Page 2
         S-K. In this regard, we note that it appears that Robert Hymers III was convicted of identity theft in California and has had two disciplinary orders issued by the California
         Board of Accountancy, Department of Consumer Affairs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameArman Tabatabaei                             Sincerely,
Comapany NameMCTC Holdings, Inc.
                                                               Division of
Corporation Finance
August 30, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName